Lee Hochbaum +1 212 450 4736 lee.hochbaum@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

March 10, 2022

Re:	Virgin Group Acquisition Corp. II Registration Statement on Form S-4 Filed January 18, 2022 File No. 333-262200

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Virgin Group Acquisition Corp. II. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated February 15, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form S-4 Filed January 18, 2022

Cover Page

1.

Please refer to the prospectus cover page. We note your disclosure that New Grove will adopt a dual-class stock structure with disparate voting rights. Please revise the prospectus cover page to quantify the voting power that the New Grove Class B common stock will have after the offering and business combination due to the disparate voting rights attached to the two classes of capital stock and, to the extent material, identify any major holder or holders of such shares.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement accordingly.

Question and Answers for Shareholders of VGAC II, page x

2.

Please add a new question and answer addressing the Grove Earnout and the Sponsor Earnout; it should include the number of shares and the applicable vesting thresholds or triggers. Please include enough information so current VGAC II shareholders can fully appreciate how these earnouts will affect their equity and voting positions after the business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page xiv of the Amended Registration Statement accordingly.

Q: What equity stake will current VGAC II shareholders and current equityholders of Grove hold in New Grove, page xiv

3.

Please revise to include at least one additional redemption scenario in between those you currently present. Please also revise the voting power question and answer on page xv and Ownership and Voting Power of New Grove section on page 9 in a similar manner.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xv, xvii and 10 of the Amended Registration Statement accordingly.

4.

We note that the equity stake percentages contained in the second paragraph of the answer exclude the dilutive effects of the Grove Earnout, the Sponsor Earnout and the rollover of Grove equity awards and the issuance of new equity awards. Please revise the answer to include an additional equity stake breakdown including common stock that could be issued pursuant to the two earnouts and any rollover or new equity awards so current VGAC II shareholder’s can appreciate the potential equity stake dilution under these additional scenarios which are directly connected to the business combination. Please also revise the voting power question and answer on page xv and Ownership and Voting Power of New Grove section on page 9 in a similar manner.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xv, xvii and 11 of the Amended Registration Statement accordingly.

Q. What effect will New Grove being a public benefit corporation under Delaware law have on New Grove’s public stockholders?, page xviii

5.	In the second paragraph of the answer, please clarify the specific public benefit of New Grove.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page xxi of the Amended Registration Statement accordingly.

Grove, page 2

6.

Please revise to briefly discuss Grove’s business and operations. In this regard, we note that neither the Questions and Answers section nor the Summary section discusses Grove’s actual business and operations. Please include enough information so investors can briefly understand the business and operations of the company being acquired.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Summary section on page 2 of the Amended Registration Statement accordingly.

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Grove Stockholder Support Agreement, page 8

7.

Please revise to discuss the Grove Stockholder Support Agreement in greater detail. Please identify the Grove Stockholders who agreed to vote in favor of the merger and their respective voting percentage of Grove.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 102 of the Amended Registration Statement accordingly.

Sponsor Agreement, page 8

8.	Please revise to quantify the number of shares subject to the Sponsor Earnout and the equity percentage such shares would represent in the post-business combination company.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 102 of the Amended Registration Statement accordingly.

Interests of VGAC II’s Directors and Executive Officers in the Business Combination, page 13

9.	Please revise the second bullet to quantify the implied and current market value of the Sponsor’s private placement warrants.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 59 and 125 of the Amended Registration Statement accordingly.

10.	Please revise the third bullet to quantify the implied and current market value of the related-parties indirect interests in the Class B ordinary shares and private placement warrants.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 59 and 126 of the Amended Registration Statement accordingly.

11.	Please refer to the fourth bullet. To the extent quantifiable, please quantify and disclose the Sponsor’s “positive rate of return” on their initial investment in VGAC II.

Response:

We respectfully advise the Staff that it is not practicable to quantify the Sponsor’s rate of return because, amongst other things, the timing (including as a result of the twelve-month lockup applicable to the founder shares) and price at which the Sponsor sells New Grove securities is uncertain, both of which would have a material impact on the applicable rate of return. In addition, the Sponsor may be required to forfeit shares in connection with the business combination, and the total number of shares the Sponsor will be required to forfeit will not be known until the earlier of ten years post-closing, and the date on which the applicable earnout target is satisfied; and any such forfeitures of shares would also have a material impact on the Sponsor’s rate of return.

12.

Please refer to the tenth bullet and the Sponsor Earnout. To the extent the Sponsor Earnout Shares are not included in the share total disclosed in the second bullet, please revise to quantify the implied and current market value of the Sponsor Earnout Shares.

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Response:	The Sponsor Earnout Shares are included in the share total disclosed in the second bullet (as part of the Class B ordinary shares).

Risk Factors, page 27

13.	Please add a risk factor addressing Grove’s history of net losses and accumulated deficit of approximately $458 million as of September 30, 2021.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Amended Registration Statement accordingly.

14.

Please add a risk factor addressing the material risks to unaffiliated investors presented by taking Grove public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

We respectfully advise the Staff that the Company does not believe that there are material risks to unaffiliated investors by taking the Company public through a merger rather than an underwritten offering. While the Company acknowledges that an underwriter would also have liability for material misstatements or omissions in a registration statement, the Company’s liability for such misstatements or omissions is strict and therefore provides ample incentive to provide complete and accurate disclosure to investors. Accordingly, the Company does not believe the disclosure would be materially different had underwriters been engaged.

The COVID-19 global pandemic and related government, private sector and individual consumer responsive actions, page 32

15.

We note your disclosure that the COVID-19 pandemic adversely affected, and may continue to adversely affect, your business operations. Please revise, to the extent possible, to quantify the adverse impact on your business and operations. Please include enough detail so that shareholders can understand the risk.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 of the Amended Registration Statement accordingly.

Opinion of the Financial Advisor to VGAC II, page 111

16.	We note that Grove provided Houlihan Lokey with certain projections. Please revise to include the projections here and disclose any material assumptions necessary to understand such projections.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amended Registration Statement accordingly.

Selected Companies Analysis, page 116

17.	For each selected company, please revise to disclose their individual CY 2021E and CY 2022E net revenue figures.

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Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Amended Registration Statement accordingly.

U.S. Federal Income Tax Considerations, page 157

18.

We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. In this regard, we note the tax consequences set forth in the Domestication section on page 166. We also note that the exhibit index includes a placeholder for a tax opinion but this section doesn’t reference a tax opinion. Please advise if Exhibit 8.1 will be a short or long-form tax opinion. Please also revise this section accordingly. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:	The Company respectfully acknowledges the Staff’s comment and has filed a tax opinion as Exhibit 8.1 to the Amended Registration Statement.

VGAC II’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control over Financial Reporting, page 213

19.	Please revise to disclose the material weakness in your internal control over financial reporting that you have identified and what that material weakness is related to.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 222 of the Amended Registration Statement accordingly.

Information about Grove

Overview, page 214

20.	Please revise to define what gross merchandise volume represents.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 223 of the Amended Registration Statement accordingly.

21.	In the graphic captioned “A History of Doing Well By Doing Good” on the top of page 215, please remove from the graphic the estimated 2024 revenue and gross margin information.

Response:	The Company respectfully acknowledges the Staff’s comment and has removed the estimated 2024 revenue and gross margin information from the referenced graphic.

Overview, page 214

22.

We note your revenue and gross margin presentation on page 215. Please revise to balance the presentation with a discussion of Grove’s net losses and accumulated deficit of approximately $458 million as of September 30, 2021.

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Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 224 of the Amended Registration Statement accordingly.

Company Performance, page 216

23.

Please revise to disclose your net losses for all periods as reflected in the included financial statements. Additionally, please revise the entire section to cover all periods as reflected in your financial statements. In this regard, we note that you have provided financial highlights based off of 2019 data and not discussed 2020. Please revise as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 225 of the Amended Registration Statement to disclose net losses for all periods and has revised the entire section to reflect data as of December 31 for each of 2019, 2020 and 2021, consistent with the periods reflected in the financial statements.

Our Purpose, page 216

24.

Please refer to the charts included on page 217 and specifically the Plastic Packaging Volume chart. We note that the chart uses data from 2017, 2018 and 2020. Please revise the chart to use data from the same calendar year or, alternatively, please remove.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the chart on page 226 to use data from 2020.

Value Proposition to Partners, page 224

25.

We note your disclosure throughout the filing that you have entered into a new partnership with Target. Please revise this section to discuss this partnership in greater detail. To the extent material, please also file any material contracts with Target.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 234 of the Amended Registration Statement accordingly. The Company notes that it only began retail distribution through Target in 2021, and that revenue from this channel is an immaterial percentage of total revenue for any quarterly or annual period. As such, the Company does not believe that any of its contracts with Target are material contracts.

Grove’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics

DTC Total Orders, page 253

26.	Please disclose your rational for including orders that have been refunded in the calculation of your metric.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 262 of the Amended Registration Statement accordingly.

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Adjusted EBITDA and Adjusted EBITDA Margin, page 254

27.	Please present the comparable GAAP margin with equal or greater prominence to your adjusted EBITDA margin.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 263 of the Amended Registration Statement to provide the net loss margin directly above the presentation of the adjusted EBITDA margin.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 264

28.

Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. Refer to Item 303(a) and (b) of Regulation S-K. In your analysis, please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance. Your discussion should address the drivers underlying each factor cited. For example, please discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 273 of the Amended Registration Statement accordingly.

Grove Collaborative, Inc.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Segments, page F-43

29.

We note your disclosure that you operate your business as a single segment for the purposes of assessing performance and making operating decisions. Please tell us your consideration of the disclosure required by ASC 280-10-50-40 through 50-42.

Response:

We respectfully advise the Staff that it has considered ASC 280-10-50-40, which requires disclosure of revenue from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company has separately disclosed its Grove Brand and Third-party products within Note 2 of its financial statements as well as in its MD&A for all periods included in the registration statement.

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We further advise the Staff that it has also considered the geographic and customer disclosures required by ASC 280-10-50-40 through 50-42. Such information is included in Note 2 of its financial statements as follows:

All long-lived assets are located in the United States and all revenue is attributed customers based in the United States. For the years ended December 31, 2019, 2020 and 2021, no individual customer represented more than 10% of total revenue.

Please do not hesitate to contact me at (212) 450-4736 or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Lee Hochbaum

Lee Hochbaum

cc	Josh Bayliss, Chief Executive Officer of Virgin Group Acquisition Corp. II.

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